Scorpio Bulkers Inc. Announces Financial Results for the Second Quarter of 2015
Monaco-(Marketwired - July 28, 2015) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers,” or the “Company”) today reported its results for the three and six months ended June 30, 2015 and 2014.
Results for the three and six months ended June 30, 2015 and 2014
For the three months ended June 30, 2015, the Company’s adjusted net loss was $16.6 million (see Non-GAAP Measures section below), or $0.09 basic and diluted loss per share, which excludes (i) a write down on assets held for sale of $119.6 million and (ii) the $2.4 million write off of a portion of the deferred financing costs of two credit facilities, or $0.62 loss per share (see Non-GAAP Measures section below). For the three months ended June 30, 2015, the Company had a net loss of $138.6 million, or $0.71 basic and diluted loss per share. This loss includes the write down on assets held for sale of $119.6 million, a write off of $2.4 million of a portion of deferred financing costs accumulated on two credit facilities for which the commitments were reduced pursuant to the removal from the facilities of certain vessels that have been classified as held for sale, and the noncash amortization of stock-based compensation of $6.1 million.
For the three months ended June 30, 2014, the Company had a net loss of $15.0 million, or $0.11 basic and diluted loss per share. This loss includes the noncash amortization of stock-based compensation of $6.2 million.

For the six months ended June 30, 2015, the Company’s adjusted net loss was $33.4 million (see Non-GAAP Measures section below), or $0.18 basic and diluted loss per share, which excludes (i) a write down on assets held for sale of $151.4 million and (ii) the $6.0 million write off of a portion of the deferred financing costs of three credit facilities, or $0.85 loss per share (see Non-GAAP Measures section below). For the six months ended June 30, 2015, the Company had a net loss of $190.7 million, or $1.03 basic and diluted loss per share. This loss includes the write down on assets held for sale of $151.4 million, a write off of $6.0 million of a portion of deferred financing costs accumulated on three credit facilities for which the commitments were reduced pursuant to the removal from the facilities of certain vessels that have been classified as held for sale, and the noncash amortization of stock-based compensation of $12.2 million.
For the six months ended June 30, 2014, the Company had a net loss of $25.7 million, or $0.19 basic and diluted loss per share. This loss includes the noncash amortization of stock-based compensation of $11.3 million.
Recent Significant Events
Public Offering
On June 16, 2015, the Company issued 133,000,000 shares of common stock, par value $0.01 per share (“Common Shares”) at $1.50 per share in an underwritten public offering (the “Offering”). Scorpio Services Holding Limited purchased an aggregate of 10,000,000 Common Shares at the public offering price.

On June 23, 2015, underwriters exercised their option to purchase an additional 19,950,000 additional common shares in connection with the Offering.
Newbuilding Program Updates
On April 21, 2015, the Company announced that it entered into agreements to sell three Capesize newbuilding drybulk vessels, one Kamsarmax newbuilding drybulk vessel and three LR1 newbuilding product tankers to unrelated third-parties for approximately $290 million in aggregate. The Capesize vessels are currently being constructed in Romania, and have expected delivery dates between the fourth quarter of 2015 and the second quarter of 2016. The Kamsarmax vessel is currently being constructed in China and has an expected delivery date in the first quarter of 2016. The LR1 product tankers are currently being constructed in South Korea, two of which are scheduled for delivery during the second quarter of 2017 and one during the third quarter of 2017.

On April 27, 2015, the Company announced that it entered into agreements to sell two Capesize newbuilding drybulk vessels and one Ultramax newbuilding drybulk vessel to unrelated third-parties for approximately $111 million in aggregate. The Capesize vessels are currently being constructed in China and South Korea, and have expected delivery dates between the third quarter of

2015 and the second quarter of 2016. The Ultramax vessel is currently being constructed in China and has an expected delivery date in the first quarter of 2016.

On June 4, 2015, the Company announced that it entered into agreements to sell three Capesize newbuilding drybulk vessels and two LR2 product tankers under construction to unrelated third-parties for approximately $236 million in aggregate. The Capesize vessels are currently being constructed in China, and have expected delivery dates between the first quarter of 2016 and the second quarter of 2016. The LR2 product tankers (which were converted to Aframax tankers) are currently being constructed in Romania, and have expected delivery dates between the fourth quarter of 2016 and the first quarter of 2017.

The three LR1 newbuilding product tankers and the Kamsarmax newbuilding vessel were classified as held for sale during the three months ended March 31, 2015, for which the Company recorded a write down on assets held for sale of $30.7 million, reflective of these sales. The loss on disposal of the eight Capesize newbuilding vessels, one Ultramax newbuilding vessel, and two LR2 product tankers and incremental losses associated with assets held for sale as of March 31, 2015 was $119.6 million which was recorded during the second quarter of 2015.

Inclusive of the sales of construction contracts described above and other construction contracts previously classified as assets held for sale, we have agreed to sell 20 newbuilding construction contracts, consisting of eight Capesize newbuilding contracts, two Aframax tanker newbuilding contracts, two Kamsarmax newbuilding contracts, one Ultramax newbuilding contract, four LR2 product tanker newbuilding contracts and three LR1 product tanker newbuilding contracts. These sales are expected to result in approximately $197.0 million of aggregate cash proceeds to us, including refunds of deposits previously made, and an approximately $673.2 million reduction of our capital expenditure obligations.

Of the 20 newbuilding contracts we have agreed to sell, five Capesize newbuilding vessels, one Kamsarmax newbuilding vessel, one Ultramax newbuilding vessel, four LR2 newbuilding product tankers, two Aframax newbuilding tankers and three LR1 newbuilding product tankers have been sold and we are no longer under any obligation for remaining contractual installments under those contracts.
Fleet Financing Updates
$409.0 Million Credit Facility
Effective May 13, 2015, the commitment under our $409.0 Million Credit Facility was reduced by $73.0 million due to the sale of three Capesize vessels that were serving as partial security under the facility, and the addition of one Ultramax vessel to the security package under the facility. As a result of this reduction, during the second quarter of 2015, we also wrote off $2.1 million of deferred financing costs accumulated on this facility which represents the portion of the facility that can no longer be utilized.
$19.8 Million Credit Facility
On March 2, 2015, the Company closed a senior secured credit facility of up to $19.8 million. The facility was arranged by ABN AMRO Bank N.V., with insurance cover provided from China Export & Credit Insurance Corporation ("Sinosure"). The facility was to be used to finance a portion of the purchase price of one Kamsarmax vessel currently under construction at Tsuneishi Group Zhoushan Shipyard, China for delivery in Q1 2016. This Kamsarmax was classified as held for sale as of March 31, 2015, and was sold during April 2015. Accordingly, this facility was terminated on April 20, 2015 and the aggregate commitment fees paid of $0.4 million were written off during the second quarter of 2015.
$240.3 Million Credit Facility
On July 14, 2015, the Company's $240.264 million senior secured credit facility, which was expected to finance a portion of the purchase price of seven Capesize vessels under construction at Sungdong Shipbuilding & Marine Engineering Co., Ltd., was reduced by $34 million pursuant to the sale of one Capesize vessel contract described above, and the facility will be used to finance a portion of the purchase price of six Capesize vessels under construction, two of which have been delivered. As a result of this reduction, we expect to write off, during the third quarter of 2015, approximately $0.8 million of deferred financing costs accumulated on this facility which represents the portion of the facility that will no longer be utilized.
$230.3 Million Credit Facility
On March 2, 2015, the Company received a commitment from ABN AMRO Bank N.V. and The Export-Import Bank of China, for a loan facility of up to $230.3 million. This facility was arranged by ABN AMRO Bank N.V., with insurance cover to be provided from Sinosure. This facility will be used to finance a portion of the purchase price of seven Capesize vessels (of which one vessel has been delivered and six vessels are currently under construction at Shanghai Waigaoqiao Shipbuilding Co., Ltd., China) for delivery between Q1 2015 and Q2 2016. The terms and conditions of this facility, including covenants, will be similar to those in the Company's existing credit facilities and customary for financings of this type. The credit facility is pending approval from the Chinese Ministry of Finance on the insurance coverage to be provided by Sinosure, which is expected to be granted within the next three months. Pursuant to the sale of four Capesize vessel contracts, the facility is expected to be reduced by approximately $133 million and the facility will be used to finance a portion of the purchase price of three Capesize vessels (of which one vessel has been delivered for which we borrowed $26 million in bridge financing and two vessels are currently under construction).
Update on Fleet Financing
Including the credit facilities described above, the Company has now either signed credit facility agreements for or received commitments for 56 of the vessels in its fleet, excluding the vessels which the Company intends to sell. In addition, the Company has received proposals from four leading European financial institutions to finance a portion of the cost of our remaining four unfinanced dry bulk vessels. The terms and conditions of these facilities, for which commitments are expected during the third quarter of 2015, are consistent with those of the Company's existing credit commitments. The closing of any resultant credit facilities would remain subject to credit approval and customary conditions precedent, including negotiation and execution of definitive documentation.
Recent Newbuilding Vessels Deliveries
Between April 1, 2015 and July 27, 2015 the Company has taken delivery of the following newbuilding vessels:

•	SBI Camacho, a Capesize vessel, was delivered from Sungdong Shipbuilding & Marine Engineering Co., Ltd.

•	SBI Echo, an Ultramax vessel, was delivered from Imabari Shipbuilding Co., Ltd.

•	SBI Montesino, a Capesize vessel, was delivered from Sungdong Shipbuilding & Marine Engineering Co., Ltd.

•	SBI Lyra, an Ultramax vessel, was delivered from Dalian COSCO KHI Ship Engineering Co. Ltd.

As of July 27, 2015, the Company had $448.2 million in cash and cash equivalents.
Debt
We made the following drawdowns from our credit facilities during the three months ended June 30, 2015:

	Credit facility	Drawdown amount ($ thousands)	Collateral
1	$240.264 Million Credit Facility	$28,575	SBI Camacho

As of July 27, 2015, the Company’s outstanding debt balance, and amount available to draw is as follows:

	As of June 30, 2015	As of July 27, 2015
	Amount outstanding	Amount outstanding	Amount available *
Senior Notes	$73,625	$73,625	$—
$39.6 Million Credit Facility	31,900	31,900	—
$408.976 Million Credit Facility (1)	14,736	29,724	303,615
$330 Million Credit Facility (2)	44,062	59,062	255,000
$42 Million Credit Facility	19,964	19,964	21,000
$67.5 Million Credit Facility	—	—	67,500
$240.264 Million Credit Facility (1)	28,575	56,325	136,560
$230.3 Million Credit Facility (3)	—	—	97,125
$26 Million Credit Facility (4)	26,000	26,000	—
Total available	$238,862	$296,600	$880,800
Repayment of $26 Million Senior Secured Credit Facility			(26,000)
Total available			$854,800

*	Not including committed amounts with respect to vessels we intend to sell.

(1)	As described above in this press release.

(2)	One of the Ultramax vessels that was to collateralize this facility has been sold, as described above, and the credit facility is expected to be reduced by approximately $15 million.

(3)
As described above in this press release, this credit facility is expected to be reduced by approximately $133 million pursuant to the sale of four Capesize vessels that were to collateralize it. In addition, the credit facility is pending approval from the Chinese Ministry of Finance on the insurance coverage to be provided by Sinosure, which is expected to be granted within the next three months.

(4)
This is a credit facility which matures the earlier of (a) six months after the drawdown date or (b) ten business days after the date of which the $230.3 Million Credit Facility has been closed and can be drawn down. This financing is short-term in nature and must be repaid to draw down on the $230.3 Million Credit Facility.

Newbuilding Program
Our Newbuilding Program consists of contracts for the construction of 60 dry bulk vessels, comprised of 28 Ultramax newbuildings, 21 Kamsarmax newbuilding and 11 Capesize newbuildings. Of this total, through July 27, 2015, we have taken delivery of three Capesize, three Kamsarmax and six Ultramax vessels. The aggregate construction price for the remaining 48 drybulk vessels is $1,621.4 million. Of this amount, $994.3 million remains unpaid as of July 27, 2015 and is scheduled to be paid in installments through the delivery dates of each vessel. The estimated future payment dates and amounts are as follows (1):

Q3 2015	$253.2	million (2)
Q4 2015	270.4
Q1 2016	237.9
Q2 2016	153.2
Q3 2016	79.6
	$994.3	million

(1)	These are estimates only and are subject to change as construction progresses.

(2)	Relates to payments expected to be made from July 27, 2015 to September 30, 2015.
Vessels Under Construction To Be Sold
We also have contracts for four vessels which we intend to sell, consisting of three Capesize vessels under construction and one Kamsarmax vessel under construction. Through July 27, 2015, we have paid $51.0 million under these contracts.  These four contracts have an aggregate construction price of $199.5 million of which $148.5 million has not been paid as of July 27, 2015.  Until these contracts are sold, the remaining installment payments under the terms of these contracts are estimated to be payable as follows (1):

Q3 2015	$32.0	million (2)
Q4 2015	—
Q1 2016	77.7
Q2 2016	38.8
	$148.5	million

(1)	These are estimates only and are subject to change as construction progresses.

(2)	Relates to payments expected to be made from July 27, 2015 to September 30, 2015.
Explanation of Components of Financial Results for the three months ended June 30, 2015 and 2014
For the three months ended June 30, 2015 and 2014, the Company recorded a net loss of $138.6 million and $15.0 million, respectively.

Time charter equivalent, or TCE revenue, a Non-GAAP measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.

TCE revenue was $12.8 million for the three months ended June 30, 2015, associated with 13 vessels time chartered-in and nine vessels owned compared to TCE revenue of $13.0 million during the three months ended June 30, 2014, associated with chartering in 19 vessels. TCE revenue per day was $6,737 and $8,867 for the three months ended June 30, 2015 and 2014, respectively (see the breakdown of daily TCE averages below). The decrease in TCE revenue during the three months ended June 30, 2015 compared to the prior year period is primarily attributable to the weakness in the dry bulk market. Such decrease occurred in spite of an increase in the number of revenue days, which increased to 1,897 days during the three months ended June 30, 2015 compared to 1,471 days during the prior year period.

Vessel operating costs for the three months ended June 30, 2015 were $4.5 million related to three Kamsarmax vessels, four Ultramax vessels and two Capesize vessels that we owned during the three months ended June 30, 2015. The Company did not own any vessels for the three months ended June 30, 2014 and, accordingly, did not have any vessel operating costs during that period.

Charterhire expense was $13.4 million and $19.9 million for the three months ended June 30, 2015 and 2014, respectively, relating to the time chartered-in vessels including those described below. Such decrease during the three months ended June 30, 2015 compared to the prior year period relates to a fewer number of vessels time chartered-in during the current year period. See the Company’s Fleet List below for the terms of these agreements.

Depreciation for the three months ended June 30, 2015 was $2.6 million and relates to three Kamsarmax vessels, four Ultramax vessels and two Capesize vessels. The Company did not own any vessels for the three months ended June 30, 2014 and, accordingly, did not incur any depreciation during that period.

General and administrative expense was $8.6 million for the three months ended June 30, 2015. Such amount included $6.1 million restricted stock amortization (noncash) and the balance primarily related to payroll, directors’ fees, professional fees and insurance. General and administrative expense was $8.5 million for the three months ended June 30, 2014, which included $6.2 million of restricted stock amortization.

During the three months ended June 30, 2015 the Company recorded a loss of $119.6 million associated with writing down nine contracts to construct vessels that the Company has classified as held for sale during the three months ended June 30, 2015 as well as incremental write downs of certain construction contracts classified as held for sale as of March 31, 2015. These nine contracts to construct vessels reclassified to assets held for sale during the three months ended June 30, 2015, include one Kamsarmax construction contract and two contracts for construction of Aframax product tankers (see recent significant events, below).

During the three months ended June 30, 2015, the Company recorded a $2.4 million loss associated with writing off a portion of deferred financing costs accumulated on two credit facilities for which the commitments were reduced pursuant to the removal from the facility of certain vessels that have been classified as held for sale.
Explanation of Components of Financial Results for the six months ended June 30, 2015 and 2014
For the six months ended June 30, 2015 and 2014, the Company recorded a net loss of $190.7 million and $25.7 million, respectively.

TCE revenue was $25.3 million for the six months ended June 30, 2015, associated with 20 vessels time chartered-in and nine vessels owned compared to TCE revenue of $15.5 million during the six months ended June 30, 2014, associated with chartering in 19 vessels. TCE revenue per day was $6,767 and $8,163 for the six months ended June 30, 2015 and 2014, respectively (see the breakdown of daily TCE averages below). The decrease in TCE revenue per day is due to the weakness in the drybulk market. The increase in TCE revenue during the six months ended June 30, 2015 compared to the prior year period is primarily attributable to the increase in the number of revenue days, which increased to 3,742 days during the three months ended June 30, 2015 compared to 1,895 days during the prior year period.

Vessel operating costs for the six months ended June 30, 2015 was $7.5 million related to three Kamsarmax vessels, four Ultramax vessels and two Capesize vessels. The Company did not own any vessels for the three months ended June 30, 2014 and, accordingly, did not have any vessel operating costs during that period.

Charterhire expense was $29.7 million and $26.6 million for the six months ended June 30, 2015 and 2014, respectively, relating to the time chartered-in vessels including those described below. This increase is due to a greater number of days for which vessels were chartered-in during the 2015 period compared to the 2014 period. See the Company’s Fleet List below for the terms of these agreements.

Depreciation for the six months ended June 30, 2015 was $4.1 million and three Kamsarmax vessels, four Ultramax vessels and two Capesize vessels. The Company did not own any vessels for the six months ended June 30, 2014 and, accordingly, did not incur any depreciation during that period.

General and administrative expense was $16.9 million for the six months ended June 30, 2015. Such amount included $12.2 million of restricted stock amortization (noncash) and the balance primarily related to payroll, directors’ fees, professional fees and insurance. General and administrative expense was $15.4 million for the six months ended June 30, 2014. Such amount included $11.3 million of restricted stock amortization (noncash) and the balance primarily related to payroll, directors’ fees, professional fees and insurance.

During the six months ended June 30, 2015 the Company recorded a loss of $151.4 million associated with writing down 13 contracts to construct vessels that the Company has classified as held for sale during the six months ended June 30, 2015, as well as incremental write downs of certain construction contracts classified as held for sale as of December 31, 2014.

During the six months ended June 30, 2015, the Company recorded a $6.0 million loss associated with writing off a portion of deferred financing costs accumulated on three credit facilities for which the commitments were reduced pursuant to the removal from the facility of certain vessels that have been classified as held for sale.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations (unaudited)
(Dollars in Thousands, Except Per Share Data)

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Revenue:
Vessel revenue	$12,781	$13,180	$25,322	$18,647
Operating expenses:
Voyage expenses	—	132	—	3,180
Vessel operating costs	4,549	—	7,482	—
Charterhire expense	13,361	19,883	29,729	26,562
Vessel depreciation	2,563	—	4,130	—
General and administrative expenses	8,560	8,454	16,882	15,351
Write down on assets held for sale	119,604	—	151,355	—
Total operating expenses	148,637	28,469	209,578	45,093
Operating loss	(135,856)	(15,289)	(184,256)	(26,446)
Other income (expense):
Interest income	61	269	129	793
Foreign exchange gain (loss)	(37)	18	32	(5)
Financial expense, net	(2,813)	—	(6,616)	—
Total other income (expense)	(2,789)	287	(6,455)	788
Net loss	$(138,645)	$(15,002)	$(190,711)	$(25,658)

Loss per common share- basic and diluted (1)	$(0.71)	$(0.11)	$(1.03)	$(0.19)
Weighted-average shares outstanding- basic and diluted (1)	195,636,762	133,236,911	184,606,749	132,925,640

(1)
Diluted weighted-average shares outstanding, which would include the impact of restricted shares, for the three months and for the six months ended June 30, 2015 and 2014, would be anti-dilutive since the Company is in a net loss position. As such, there is no difference between basic and diluted earnings per share for these periods.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets (unaudited)
(Dollars in Thousands, Except Per Share Data)

	June 30,	December 31,
	2015	2014
Current assets
Cash and cash equivalents	$372,368	$272,673
Due from charterers	4,300	11,096
Due from related party	31,277	31,277
Prepaid expenses and other current assets	3,796	3,872
Assets held for sale	74,013	43,781
Total current assets	485,754	362,699
Non-current assets
Vessels, net	333,865	66,633
Vessels under construction	635,149	866,844
Deferred financing costs, net	5,919	3,181
Other assets	34,612	24,848
Total non-current assets	1,009,545	961,506
Total assets	$1,495,299	$1,324,205

Liabilities and shareholders’ equity
Current liabilities
Bank loans	$37,080	$3,300
Accounts payable and accrued expenses	15,935	17,042
Total current liabilities	53,015	20,342
Non-current liabilities
Bank loans	128,157	30,250
Senior Notes	73,625	73,625
Total non-current liabilities	201,782	103,875
Total liabilities	254,797	124,217
Shareholders’ equity
Common stock, $0.01 par value per share; authorized 450,000,000 shares; issued and outstanding 335,310,465 and 180,299,695 shares as of June 30, 2015 and December 31, 2014, respectively	3,353	1,803
Paid-in capital	1,550,732	1,321,057
Accumulated deficit	(313,583)	(122,872)
Total shareholders’ equity	1,240,502	1,199,988
Total liabilities and shareholders’ equity	$1,495,299	$1,324,205

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows (unaudited)
(Dollars in Thousands)

	Six months ended June 30, 2015	Six months ended June 30, 2014
Operating activities
Net loss	$(190,711)	$(25,658)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted stock amortization	12,172	11,278
Vessel depreciation	4,130	—
Amortization of deferred financing costs	562	—
Write off of deferred financing costs	5,968	—
Write down on assets held for sale	151,355	—
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from charterers	3,718	(17,338)
Decrease (increase) in prepaid expenses and other current assets	76	(2,314)
Increase in accounts payable and accrued expenses	659	1,829
Net cash used in operating activities	(12,071)	(32,203)
Investing activities
Proceed from sale of assets held for sale	91,854	—
Payments on assets held for sale	(47,333)	—
Payments for vessels and vessels under construction	(266,980)	(397,000)
Net cash used in investing activities	(222,459)	(397,000)
Financing activities
Proceeds from issuance of common stock	218,331	42,485
Proceeds from issuance of long-term debt	134,963	—
Repayments of long-term debt	(3,276)	—
Debt issue costs paid	(15,793)	(1,222)
Net cash provided by financing activities	334,225	41,263
Increase (decrease) in cash and cash equivalents	99,695	(387,940)
Cash at cash equivalents, beginning of period	272,673	733,896
Cash and cash equivalents, end of period	$372,368	$345,956

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)
(Dollars in Thousands, Except Per Day Data)

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Time Charter Equivalent Revenue (1):
Vessel revenue	$12,781	$13,180	$25,322	$18,647
Voyage expenses	—	132	—	3,180
Time charter equivalent revenue	$12,781	$13,048	$25,322	$15,467
Time charter equivalent revenue attributable to:
Kamsarmax	$6,021	$9,794	$13,329	$12,027
Ultramax	5,249	3,254	9,781	3,440
Capesize	1,511	—	2,212	—
	$12,781	$13,048	$25,322	$15,467
Revenue days (1):
Kamsarmax	967	1,151	2,107	1,560
Ultramax	789	320	1,440	335
Capesize	141	—	195	—
Combined	1,897	1,471	3,742	1,895
TCE per revenue day (1):
Kamsarmax	$6,226	$8,507	$6,326	$7,712
Ultramax	$6,653	$10,162	$6,790	$10,262
Capesize	$10,718	$—	$11,368	$—
Combined	$6,737	$8,867	$6,767	$8,163

(1)
We define Time Charter Equivalent (TCE) revenue as voyage revenues less voyage expenses.  Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards.  TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

Fleet List as of July 27, 2015

Newbuilding Program
Owned vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Puro	2015	180,000	Capesize
SBI Camacho	2015	180,000	Capesize
SBI Montesino	2015	180,000	Capesize
Total Capesize		540,000
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
SBI Samba	2015	84,000	Kamsarmax
Total Kamsarmax		248,000
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
Total Ultramax		369,000
Total Owned Vessels DWT		1,157,000

Vessels under construction

Capesize
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull H1310 - TBN SBI Valrico	Q3-15	180,000	Waigaoqiao
2	Hull H1311 - TBN SBI Maduro	Q3-15	180,000	Waigaoqiao
3	Hull S1211 - TBN SBI Magnum	Q3-15	180,000	Sungdong
4	Hull S1212 - TBN SBI Montecristo	Q4-15	180,000	Sungdong
5	Hull S1213 - TBN SBI Aroma	Q1-16	180,000	Sungdong
6	Hull S1214 - TBN SBI Cohiba	Q1-16	180,000	Sungdong
7	Hull HN1058 - TBN SBI Behike	Q4-15	180,000	Daehan
8	Hull HN1059 - TBN SBI Monterrey	Q4-15	180,000	Daehan
	Capesize NB DWT		1,440,000

Kamsarmax

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull S1681 - TBN SBI Rumba	Q3-15	84,000	Imabari
2	Hull 1090 - TBN SBI Electra	Q3-15	82,000	Yangzijiang
3	Hull 1091 - TBN SBI Flamenco	Q4-15	82,000	Yangzijiang
4	Hull 1092 - TBN SBI Rock	Q4-15	82,000	Yangzijiang
5	Hull 1093 - TBN SBI Twist	Q1-16	82,000	Yangzijiang
6	Hull S1228 - TBN SBI Capoeira	Q3-15	82,000	Hudong
7	Hull S1722A - TBN SBI Conga	Q4-15	82,000	Hudong
8	Hull S1723A - TBN SBI Bolero	Q4-15	82,000	Hudong
9	Hull S1229 - TBN SBI Carioca	Q3-15	82,000	Hudong
10	Hull S1724A - TBN SBI Sousta	Q4-15	82,000	Hudong
11	Hull S1725A - TBN SBI Reggae	Q1-16	82,000	Hudong
12	Hull S1726A - TBN SBI Zumba	Q1-16	82,000	Hudong
13	Hull S1231 - TBN SBI Macarena	Q2-16	82,000	Hudong
14	Hull S1735A - TBN SBI Parapara	Q1-16	82,000	Hudong
15	Hull S1736A - TBN SBI Mazurka	Q2-16	82,000	Hudong
16	Hull S1230 - TBN SBI Lambada	Q1-16	82,000	Hudong
17	Hull S1232 - TBN SBI Swing	Q3-16	82,000	Hudong
18	Hull S1233 - TBN SBI Jive	Q3-16	82,000	Hudong
	Kamsarmax NB DWT		1,478,000

Ultramax

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull 1907 - TBN SBI Hera	Q2-16	60,200	Mitsui
2	Hull 1906 - TBN SBI Zeus	Q2-16	60,200	Mitsui
3	Hull 1911 - TBN SBI Poseidon	Q2-16	60,200	Mitsui
4	Hull 1912 - TBN SBI Apollo	Q2-16	60,200	Mitsui
5	Hull S871 - TBN SBI Tango	Q3-15	61,000	Imabari
6	Hull S-A098 - TBN SBI Achilles	Q1-16	61,000	Imabari
7	Hull S-A089 - TBN SBI Cronos	Q4-15	61,000	Imabari
8	Hull S-A090 - TBN SBI Hermes	Q1-16	61,000	Imabari
9	Hull NE182 - TBN SBI Maia	Q3-15	61,000	Nacks
10	Hull NE183 - TBN SBI Hydra	Q3-15	61,000	Nacks
11	Hull NE194 - TBN SBI Hyperion	Q2-16	61,000	Nacks
12	Hull NE195 - TBN SBI Tethys	Q2-16	61,000	Nacks
13	Hull DE020 - TBN SBI Subaru	Q3-15	61,000	Dacks
14	Hull DE021 - TBN SBI Ursa	Q3-15	61,000	Dacks
15	Hull CX0612 - TBN SBI Thalia	Q4-15	64,000	Chengxi
16	Hull CX0653 - TBN SBI Hercules	Q1-16	64,000	Chengxi
17	Hull CX0627 - TBN SBI Perseus	Q1-16	64,000	Chengxi
18	Hull CX0655 - TBN SBI Samson	Q2-16	64,000	Chengxi
19	Hull CX0613 - TBN SBI Phoebe	Q3-16	64,000	Chengxi
20	Hull CX0656 - TBN SBI Phoenix	Q3-16	64,000	Chengxi
21	Hull CX0652 - TBN SBI Orion	Q4-15	64,000	Chengxi
22	Hull CX0651 - TBN SBI Pegasus	Q3-15	64,000	Chengxi
	Ultramax NB DWT		1,362,800
	Total Newbuild DWT		4,280,800

Vessels to be Sold

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull H1365 - TBN SBI Corona	Q1-16	180,000	Waigaoqiao
2	Hull H1366 - TBN SBI Diadema	Q1-16	180,000	Waigaoqiao
3	Hull H1367 - TBN SBI Estupendo	Q2-16	180,000	Waigaoqiao
	Total Capesize NB DWT		540,000
1	Hull SS164 - TBN SBI Salsa	Q3-15	81,600	Tsuneishi
	Total Kamsarmax NB DWT		81,600
4	Total Vessels Held for Sale DWT		621,600

As used in this earnings release “Dacks” refers to Dalian COSCO KHI Ship Engineering Co. Ltd., “Daehan” refers to Daehan Shipbuilding Co., Ltd., “Chengxi” refers to Chengxi Shipyard Co., Ltd., “Hudong” refers to Hudong-Zhonghua Shipbuilding (Group) Co., Inc., “Imabari” refers to Imabari Shipbuilding Co. Ltd., “Mitsui” refers to Mitsui Engineering & Shipbuilding Co. Ltd., “Nacks” refers to Nantong COSCO KHI Ship Engineering Co., Ltd., “Sungdong” refers to Sungdong Shipbuilding & Marine Engineering Co., Ltd., “Tsuneishi” refers to Tsuneishi Group (Zhoushan) Shipbuilding Inc., “Waigaoqiao” refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd., and “Yangzijiang” refers to Jiangsu Yangzijiang Shipbuilding Co. Ltd.

(1)	Expected delivery date relates to the quarter during which each vessel is currently expected to be delivered from the shipyard.

Time chartered-in vessels

The Company has time chartered-in 11 dry bulk vessels. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Post-Panamax	2012	98,700	China	$13,000	22-Dec-16	(1)
Post-Panamax	2009	93,000	China	See Note (2)	26-Sep-15	(2)
Post-Panamax	2011	93,000	China	$9,500	21-Aug-15	(3)
Kamsarmax	2012	82,000	South Korea	$15,500	30-Jul-17	(4)
Kamsarmax	2011	81,500	South Korea	$15,000	14-Jan-16	(5)
Panamax	2004	77,500	China	$14,000	03-Jan-17	(6)
Ultramax	2010	61,000	Japan	$14,200	01-Mar-17	(7)
Supramax	2010	58,000	China	$14,250	27-Nov-15	(8)
Supramax	2008	58,000	China	$12,250	13-Jun-16	(9)
Supramax	2015	55,000	Japan	$14,000	26-Nov-17	(10)
Handymax	2002	48,500	Japan	$12,000	16-Mar-17	(11)
Total TC DWT		806,200

(1)
This vessel has been time chartered-in for 21 to 25 months at the Company’s option at $13,000 per day. The Company has the option to extend this time charter for one year at $14,000 per day. This vessel was delivered February 22, 2015.

(2)
This vessel has been time chartered-in for ten to 14 months at the Company's option at a rate of 90% of the Baltic Panamax 4TC Index. The Company has the option to extend this time charter for an additional ten to 14 months at the same rate of hire. The vessel was delivered on July 9, 2014.

(3)
This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $9,500 per day. The Company has the option to extend this time charter for one year at $11,500 per day. The vessel was delivered on September 11, 2014.

(4)
This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

(5)
This vessel has been time chartered-in for 23 to 28 months at the Company’s option at $15,000 per day. The Company has the option to extend the charter for an additional 11 to 13 months at $16,000 per day. This vessel was delivered on February 15, 2014.

(6)	This vessel has been time chartered-in for 32 to 38 months at the Company’s option at $14,000 per day. The vessel was delivered on May 3, 2014.

(7)
This vessel has been time chartered-in for three years at $14,200 per day. The Company has options to extend the charter for up to three consecutive one year periods at $15,200 per day, $16,200 per day and $17,200 per day, respectively. This vessel was delivered on April 13, 2014.

(8)
This vessel has been time chartered-in for 20 to 24 months at the Company’s option at $14,250 per day. The Company has the option to extend the charter for an additional ten to 12 months at $14,850 per day. This vessel was delivered on April 12, 2014.

(9)
This vessel has been time chartered-in for 21 to 25 months at the Company’s option at $12,250 per day. The Company has the option to extend this time charter for one year at $13,000 per day. The vessel was delivered on September 13, 2014.

(10)
This vessel has been time chartered-in for three years at $14,000 per day. The Company has options to extend the charter for up to two consecutive one year periods at $15,000 per day and $16,000 per day, respectively. This vessel was delivered January 27, 2015.

(11)
This vessel has been time chartered-in for 34 to 37 months at the Company’s option at $12,000 per day. The Company has options to extend the charter for up to three consecutive one year periods at $12,750 per day, $13,600 per day and $14,800 per day, respectively. This vessel was delivered on March 31, 2014.

Conference Call Details:
Tuesday, July 28, 2015 at 11:00 AM Eastern Daylight Time and 5:00 PM Central European Summer Time

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-(866)-409-1556 (U.S.) or 1-(913)-312-1455 (International). The conference participant passcode is 3958538. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: http://www.visualwebcaster.com/event.asp?id=102663

About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns 12 vessels, consisting of three Capesize, three Kamsarmax vessels and six Ultramax vessels. The Company also time charters-in 11 dry bulk vessels (consisting of one Handymax, one Ultramax, three Supramax, one Panamax, two Kamsarmax and three Post-Panamax vessels) and has contracted for 52 dry bulk vessels consisting of 22 Ultramax, 19 Kamsarmax (including one vessel held for sale) and 11 Capesize vessels (including three vessels held for sale), from shipyards in Japan, South Korea and China. Upon final delivery of all of the vessels the owned fleet is expected to have a total carrying capacity of approximately 5.4 million deadweight tonnes. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Measures

This press release describes adjusted net loss, which is not a measure prepared in accordance with GAAP. The Non-GAAP measure presented in this press release as we believe that it provides investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.

Adjusted net loss
In thousands, except per share data

	For the three months ended June 30,
	2015		2014
	Amount (unaudited)	Per share(unaudited)	Amount (unaudited)	Per share (unaudited)
Net loss	$(138,645)	$(0.71)	$(15,002)	$(0.11)
Adjustments:
Write down of assets held for sale	119,604	0.61	—	—
Write down of deferred financing cost	2,438	0.01	—	—
Total adjustments	122,042	0.62	—	—
Adjusted net loss	$(16,603)	$(0.09)	$(15,002)	$(0.11)

	For the six months ended June 30,
	2015		2014
	Amount (unaudited)	Per share(unaudited)	Amount (unaudited)	Per share (unaudited)
Net loss	$(190,711)	$(1.03)	$(25,658)	$(0.19)
Adjustments:
Loss on disposal of assets	151,355	0.82	—	—
Write down of deferred financing cost	5,968	0.03	—	—
Total adjustments	157,323	0.85	—	—
Adjusted net loss	$(33,388)	$(0.18)	$(25,658)	$(0.19)

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)